Exhibit (H)(19)

Thompson Investment Management, Inc.

918 Deming Way

Madison, Wisconsin 53717

November 20, 2015

Thompson IM Funds, Inc.
918 Deming Way
Madison, Wisconsin 53717
Attn: Board of Directors

Re:	Expense Reimbursement and Fee Waiver Commitment

Ladies and Gentlemen:

This is to confirm the commitment of Thompson Investment Management, Inc., as investment adviser to the Thompson LargeCap Fund, to waive fees and/or reimburse expenses from December 1, 2015 through March 31, 2017 so that the annual operating expenses of the LargeCap Fund do not exceed 1.13% of average daily net assets.

Very truly yours,

Thompson Investment Management, Inc.

By:	/s/ Jason L. Stephens

Name:	Jason L. Stephens

Title:	Chief Executive Officer